                           -----------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE TRANSITION PERIOD FROM ______________ TO
     ____________.

     COMMISSION FILE NUMBER...............................1-5964

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW: ALCO STANDARD CORPORATION RETIREMENT SAVINGS PLAN (FORMERLY ALCO STANDARD CORPORATION STOCK PARTICIPATION PLAN)

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                           ALCO STANDARD CORPORATION
                                 P.O. BOX 834
                          VALLEY FORGE, PA 19482-0834


                           -----------------------

                              REQUIRED INFORMATION

a. Financial Statements. The following financial statements are furnished for the Plan.

     1. Audited Statements of Net Assets Available for Benefits - December 31, 1995 and December 31, 1994.

     2. Audited Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1995 and December 31, 1994.

     3.  Notes to Financial Statements

     4.  Schedules

         (a)  Assets Held for Investment Purposes

         (b)  Reportable Transactions

b.   Exhibits

         Exhibit 23    Consent of Independent Auditors

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                       ALCO STANDARD CORPORATION
                                                       RETIREMENT SAVINGS PLAN

By: /s/ Nancy J. Heiden                                Dated: June 26, 1996
    ----------------------
        Nancy J. Heiden
        Plan Administrator

                                   FORM 11-K

               ALCO STANDARD CORPORATION RETIREMENT SAVINGS PLAN

                      FISCAL YEAR ENDED DECEMBER 31, 1995


                               INDEX TO EXHIBITS

Exhibit Number                            Description
- --------------                            -----------

Exhibit 23                                Consent of Independent Auditors

                       Financial Statements and Schedules

                           Alco Standard Corporation
                            Retirement Savings Plan

                     Years ended December 31, 1995 and 1994
                      with Report of Independent Auditors

                           Alco Standard Corporation
                            Retirement Savings Plan

                       Financial Statements and Schedules

                     Years ended December 31, 1995 and 1994



                                   CONTENTS

Report of Independent Auditors..............................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............  2
Statements of Changes in Net Assets Available for Benefits..  3
Notes to Financial Statements...............................  4

Schedules

Assets Held for Investment Purposes ........................ 13
Reportable Transactions .................................... 14

                         Report of Independent Auditors

Trustees
Alco Standard Corporation
Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Alco Standard Corporation Retirement Savings Plan (formerly the Alco Standard Corporation Stock Participation Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alco Standard Corporation Retirement Savings Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 14, 1996

Philadelphia, Pennsylvania                                   Ernst & Young LLP 1

                           Alco Standard Corporation
                            Retirement Savings Plan

                Statements of Net Assets Available for Benefits

                                                       December 31
                                                  1995                 1994
                                              --------------------------------
Assets
Investments:
  Cash equivalents                            $ 28,875,305        $          -
  Alco Standard Corporation common stock       519,734,541         302,812,738
  Investment funds                             111,926,118           6,425,004
  Georgia-Pacific Corporation common stock       4,141,587                   -
  Participant loans                             10,964,688                   -
                                              --------------------------------
                                               675,642,239         309,237,742

Transfers receivable from merged plans           6,751,348                   -
Investment income receivable                       692,716              42,918
Contributions receivable                                 -           3,843,261
Cash                                                     -             216,030
                                              --------------------------------
                                               683,086,303         313,339,951

Liabilities
Cash overdraft                                     873,948
Accrued administrative expenses                    180,474                   -
                                              --------------------------------
Net assets available for benefits             $682,031,881        $313,339,951
                                              ================================

See accompanying notes.

                           Alco Standard Corporation
                            Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                                 Year ended December 31
                                                                                  1995             1994
                                                                              -----------------------------
Additions:
  Employee contributions                                                      $ 39,900,847     $ 32,721,911
  Employer contributions                                                        25,246,259       20,776,773
  Assets transferred or receivable from merged plans                           196,428,767                -
  Dividend income                                                                6,127,391        4,687,707
  Interest income                                                                1,520,326          438,726
                                                                              -----------------------------
Total additions                                                                269,223,590       58,625,117

Deductions:
  Benefits paid to participants                                                 48,594,299       37,687,688
  Administrative expenses                                                          443,924          213,327
                                                                              -----------------------------
Total deductions                                                                49,038,223       37,901,015
                                                                              -----------------------------
                                                                               220,185,367       20,724,102

Realized and unrealized gain on
  investments                                                                  148,506,563       37,412,324
                                                                              -----------------------------
Net increase for the year                                                      368,691,930       58,136,426

Net assets available for benefits at
  beginning of year                                                            313,339,951      255,203,525
                                                                              -----------------------------
Net assets available for benefits at end of year                              $682,031,881     $313,339,951
                                                                              =============================

See accompanying notes.

                           Alco Standard Corporation
                            Retirement Savings Plan

                         Notes to Financial Statements


                               December 31, 1995


1. SIGNIFICANT ACCOUNTING POLICIES

Employee contributions and related employer required matching contributions are recognized when amounts are withheld from the employees' pay.

The market value of the Alco Standard Corporation and Georgia-Pacific Corporation common stock is determined by use of the last reported sales price on the last business day of the year, as reported on a national securities exchange.

Cash equivalents are valued at cost which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of the Stable Value Fund, Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund.

Guaranteed investment contracts held in the Stable Value Fund are valued at contract value, which represents investments made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the manager's administrative expenses. Investments in the Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund are stated at fair market value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular funds on that date.

All Alco Standard Corporation common share amounts have been adjusted to give retroactive effect to a two-for-one stock split on November 9, 1995.

Realized and unrealized gain or loss on investments represents the sum of the change in the difference between December 31 market value and cost of investments and the difference between the proceeds received and the cost of investments sold.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           Alco Standard Corporation
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN

The Alco Standard Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan. With certain exceptions, participation is limited to full-time and part-time personnel of Alco Standard Corporation and its domestic subsidiaries which adopt the Plan.

The name of the Plan was changed from the Alco Standard Corporation Stock Participation Plan to the Alco Standard Corporation Retirement Savings Plan effective October 1, 1995.

Effective October 1, 1995, the Alco Standard Corporation Capital Accumulation Plan (the "CAP") and the Alco Standard Corporation Defined Contribution Plan (the "DCP"), were merged into the Plan. Assets of $86,271,577 and $96,868,582 related to the CAP and DCP, respectively, were transferred into the Plan on October 1, 1995.

Prior to October 1, 1995 participants could elect to contribute on a pretax basis an amount which was not less than 2% nor more than 6% of annual regular salaries or wages. On October 1, 1995, the Plan was amended to allow participants to contribute 1% to 16% of annual salaries or wages. Contributions are limited by the maximum amount allowable under the Internal Revenue Code. Participants are immediately vested in their contributions.

Sponsoring units of Alco Standard Corporation (employers) contribute an amount equal to two-thirds of the first 6% of annual regular salaries or wages that a participant contributes to the Plan. The employers' contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested in the employers' contributions upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death.

                           Alco Standard Corporation
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)



2. DESCRIPTION OF PLAN (continued)

Prior to October 1, 1995 contributions (and any dividends thereon) were invested in Alco Standard Corporation common stock except for the purchase of cash equivalents pending the purchase of Alco Standard Corporation stock, the distribution of cash from the Plan, or payment to participants for fractional shares. Once the participant reached the age of 55, the participant had the option to exchange a portion of the value of common stock for an investment in a guaranteed investment contract.

On October 1, 1995, the Plan was amended to allow participant contributions (and any investment income earned thereon) to be allocated between investments in Alco Standard Corporation common stock or any of the available investment funds. Participants may change investment allocations at any time. Employer matching contributions are made in Alco Standard Corporation common stock and may not be redirected to any of the other available investment options. Additional investments in Georgia-Pacific Corporation common stock (which was transferred by plan merger into the Plan in 1994 from the accounts of employees who formerly worked for a Georgia-Pacific subsidiary) are not permitted.

The following is a brief description of the investment funds in which participants may direct their contributions.

   Stable Value Fund - Funds are invested in fixed income investment. The fund is managed by The Vanguard Group.

   Vanguard Institutional Index Fund - Funds are invested solely in the 500 publicly traded stocks in the Standard & Poor's Composite Stock Price Index. The fund is managed by The Vanguard Group.

   Balanced Fund - Funds are invested equally in the Stable Value Fund and Vanguard Institutional Index Fund.

   PBHG Growth Fund - Funds are invested primarily in the common stocks of companies with small capitalization and a potential for strong earnings' growth. The fund is managed by Pilgrim Baxter & Associates.

   American Funds' EuroPacific Growth Fund - Funds are invested in companies located primarily in Europe and the Pacific Basin. The objective of the fund, which is managed by Capital Research and Management Company, is long-term growth of capital.

                           Alco Standard Corporation
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)



2. Description of Plan (continued)

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate.

The Company has the right to amend or terminate the Plan at any time. In the event of Plan termination, the rights of affected participants shall be 100% vested.

Administrative expenses of the Plan are paid by the Plan.

The following plans were merged into the Plan on the effective dates indicated.

                      Plan                              Effective Date of Merger
- --------------------------------------------------------------------------------

Sun Office Systems, Inc. 401(k) Plan                        November 1, 1995
Delson Business Systems, Inc. Profit Sharing Plan/401(k)
  Plan                                                      November 1, 1995
OES, Inc. 401(k) Profit Sharing Plan                        November 1, 1995
Data Graphics Northwest, Inc. Retirement Salary Savings
  & Profit Sharing Plan                                     November 1, 1995
Advance Office Machines Company 401(k) Plan                 November 1, 1995
Baker Business Systems, Inc. 401(k) Plan                    November 1, 1995
Christie's Profit Sharing and 401(k) Plan                   November 1, 1995
Delta Packaging Corporation 401(k) Plan                     November 1, 1995
Commercial Office Machines 401(k) Profit Sharing Plan       November 1, 1995
More Copy Systems North, Inc. Profit Sharing Plan           November 1, 1995
The Copier Store Employees Profit Sharing Plan              November 1, 1995
Optech Industries, Inc. Profit Sharing and 401(k) Plan      November 1, 1995
Copy America, Inc. 401(k) Retirement Savings Plan           December 1, 1995
ALA of Rochester, Inc. 401(k) Plan                          December 1, 1995
Copy Service, Inc. 401(k) Profit Sharing Plan               December 1, 1995
Greenwood Plaza Print Shop, Inc. Profit Sharing Plan        December 1, 1995
Better Office Systems, Inc. 401(k) Profit Sharing Plan      December 1, 1995
MPI Business Systems, Inc. 401(k) Plan                      December 1, 1995
Smith Copy Systems, Inc. 401(k) Profit Sharing Plan         December 1, 1995
Yost Office Systems, Inc. Profit Sharing Plan               December 1, 1995

Mergers resulted in transfers of net assets to the Plan of $13,288,611 during the plan year ended December 31, 1995.

                           Alco Standard Corporation
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)

2. DESCRIPTION OF PLAN (CONTINUED)

Information about the Plan, including vesting, withdrawal provisions and special provisions related to the merged plans, is contained in the Summary Plan Description, which is available from the Plan Administrator.

3. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4. INVESTMENTS

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:


                                   SHARES OR
IDENTITY OF INVESTMENTS            PAR VALUE           COST        MARKET VALUE
- -------------------------------------------------------------------------------
DECEMBER 31, 1995:

Alco Standard Corporation      11,391,442 shares   $258,527,092    $519,734,541
  common stock

DECEMBER 31, 1994:

Alco Standard Corporation
  common stock                  9,651,402 shares   $162,631,988    $302,812,738

               Alco Standard Corporation Retirement Savings Plan

4. INVESTMENTS (CONTINUED)

Information about the net assets available for benefits by separate investment programs at December 31, 1995 and 1994 is as follows:

                                                                                                          American
                                                                 Vanguard                                  Funds'        Georgia-
                                      Alco         Stable      Institutional                   PBHG      EuroPacific     Pacific
                                     Common        Value           Index       Balanced       Growth       Growth         Common
                                     Stock          Fund           Fund          Fund          Fund         Fund          Stock
                                   ------------------------------------------------------------------------------------------------
1995
ASSETS
Investments:
 Cash equivalents                  $ 14,469,557  $  6,408,605  $          -  $    409,060  $          -  $          -  $          -
 Alco Standard Corporation
  common stock                      519,734,541
 Investment funds                                  63,545,775    25,457,169     9,182,361    10,087,306     3,653,507
 Georgia-Pacific Corporation
  common stock                                                                                                            4,141,587
 Participant loans
 Transfer receivable from
  merged plans
Investment income receivable             56,523       518,839                      98,056                                       126
                                   ------------------------------------------------------------------------------------------------
Total assets                        534,260,621    70,473,219    25,457,169     9,689,477    10,087,306     3,653,507     4,141,713

LIABILITIES
Cash overdraft                                                                                                              873,948
Accrued administrative expenses
                                   ------------------------------------------------------------------------------------------------
Net assets available for benefits  $534,260,621  $ 70,473,219  $ 25,457,169  $  9,689,477  $ 10,087,306  $  3,653,507  $  3,267,765
                                   ================================================================================================
1994
ASSETS
Investments:
 Cash equivalents
 Alco Standard Corporation
  common stock                     $302,812,738  $          -  $          -  $         -  $          -   $         -   $         -
 Investment fund                                    6,425,004
Contributions receivable              3,843,261
Investment income receivable                           42,918
Cash                                    210,057         5,973
                                   ------------------------------------------------------------------------------------------------
Net assets available for benefits  $306,866,056   $ 6,473,895  $          -  $         -  $          -   $         -   $         -
                                   ================================================================================================

                                    Participant     Other
                                      Loans         Assets        Total
                                   ----------------------------------------
1995
ASSETS
Investments:
 Cash equivalents                  $          -  $  7,588,083  $ 28,875,305
 Alco Standard Corporation
  common stock                                                  519,734,541
 Investment funds                                               111,926,118
 Georgia-Pacific Corporation
  common stock                                                    4,141,587
 Participant loans                   10,964,688                  10,964,688
 Transfer receivable from
  merged plans                                      6,751,348     6,751,348
Investment income receivable                           19,172       692,716
                                   ----------------------------------------
Total assets                         10,964,688  $ 14,358,603  $683,086,303

LIABILITIES
Cash overdraft                                                      873,948
Accrued administrative expenses                       180,474       180,474
                                   ----------------------------------------
Net assets available for benefits  $ 10,964,688  $ 14,178,129  $682,031,881
                                   ========================================

1994
ASSETS
Investments:
 Cash equivalents
 Alco Standard Corporation
  common stock                     $          -  $          -  $302,812,738
 Investment fund                                                  6,425,004
Contributions receivable                                          3,843,261
Investment income receivable                                         42,918
Cash                                                                216,030
                                   ----------------------------------------
Net assets available for benefits  $          -  $           - $313,339,951
                                   ========================================

               Alco Standard Corporation Retirement Savings Plan

4. INVESTMENTS (CONTINUED)

The changes in net assets available for benefits by separate investment programs for the years ended December 31, 1995 and 1994 are as follows:

                                                                                                          American
                                                                 Vanguard                                  Funds'        Georgia-
                                      Alco         Stable      Institutional                   PBHG      EuroPacific     Pacific
                                     Common        Value           Index       Balanced       Growth       Growth         Common
                                     Stock          Fund           Fund          Fund          Fund         Fund          Stock
                                   ------------------------------------------------------------------------------------------------
Net assets available for benefits
 at January 1, 1994                $249,772,927  $  5,430,598  $          -  $          -  $          -  $          -  $          -
  Employee contributions             32,721,911
  Employer contributions             20,776,773
  Investment income                   4,678,707       438,726
  Benefit payments                  (33,624,563)   (4,045,125)
  Administrative expenses              (213,327)
  Realized and unrealized gain
   on investments                    37,412,324
  Interfund transfers                (4,649,696)    4,649,696
                                   ------------------------------------------------------------------------------------------------
Net assets available for benefits
 at December 31, 1994               306,866,056     6,473,895
  Employee contributions             39,016,141       122,503       177,989        87,624       347,857       133,542        15,191
  Employer contributions             25,229,597         4,568         2,339         4,614         2,584         2,557
  Investment income                   5,658,382     1,322,060       390,583        65,037                      66,198        50,371
  Assets transferred or
   receivable from
   merged plans                      68,109,329    74,370,638    23,848,599     6,359,311        86,505        36,863    10,493,432
  Benefit payments                  (34,050,713)  (10,282,771)   (1,229,657)     (435,086)     (105,624)      (55,588)   (2,434,860)
  Administrative expenses              (244,700)
  Realized and unrealized gain
   (loss) on investments            148,118,811                   1,085,363       251,514       854,523        15,158    (1,818,806)
  Interfund transfers               (24,442,282)  (1,537,674)     1,181,953     3,356,463     8,901,461     3,454,777    (3,037,563)
                                   ------------------------------------------------------------------------------------------------
Net assets available for benefits
 at December 31, 1995              $534,260,621  $ 70,473,219  $ 25,457,169  $  9,689,477  $ 10,087,306  $  3,653,507  $  3,267,765
                                   ================================================================================================

                                    Partcipant      Other
                                      Loans         Assets        Total
                                   ----------------------------------------
Net assets available for benefits
 at January 1, 1994                $          -  $          -  $255,203,525
  Employee contributions                                         32,721,911
  Employer contributions                                         20,776,773
  Investment income                                               5,126,433
  Benefit payments                                              (37,687,688)
  Administrative expenses                                          (213,327)
  Realized and unrealized gain
   on investments                                                37,412,324
  Interfund transfers
                                   ----------------------------------------
Net assets available for benefits
 at December 31, 1994                                           313,339,951
  Employee contributions                                         39,900,847
  Employer contributions                                         25,246,259
  Investment income                      47,243        47,243     7,647,717
  Assets transferred or
   receivable from
   merged plans                         904,689    12,219,401   196,428,767
  Benefit payments                                              (48,594,299)
  Administrative expenses                            (199,224)     (443,924)
  Realized and unrealized gain
   (loss) on investments                                        148,506,563
  Interfund transfers                10,012,756     2,110,109             -
                                   ----------------------------------------
Net assets available for benefits
 at December 31, 1995              $ 10,964,688  $ 14,178,129  $682,031,881
                                   ========================================

                           Alco Standard Corporation
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


5. TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1995 and 1994, respectively, the Plan purchased from Alco Standard Corporation 1,499,238 shares (cost $53,534,266) and 1,984,580 shares (cost $56,828,922) of its common stock. Amounts paid for these shares approximated the average market price in the month of purchase.

6. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                           DECEMBER 31,
                                                       1995          1994
                                                   ----------------------------
Net assets available for benefits per the
  financial statements                              $682,031,881   $313,339,951
Amounts allocated to withdrawn participants             (404,562)    (2,599,224)
                                                   ----------------------------
Net assets available for benefits per the
  Form 5500                                         $681,627,319   $310,740,727
                                                   ============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                                1995
                                                            ------------
Benefits paid to participants per the
  financial statements                                       $48,594,299
Add: amounts allocated to withdrawn participants at
  December 31, 1995                                              404,562
Less: amounts allocated to withdrawn participants
  at December 31, 1994                                        (2,599,224)
                                                            ------------
Benefits paid to participants per the Form 5500              $46,399,637
                                                            ============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

                           Alco Standard Corporation
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)



7. SUBSEQUENT EVENTS

The following plans were merged into Plan on the effective dates indicated.


                                                                                              EFFECTIVE DATE
PLAN                                                                                            OF MERGER
- ------------------------------------------------------------------------------------------------------------
Creative Graphic Service, Inc. Profit Sharing Plan                                             March 1, 1996
Service Packaging Corporation Profit Sharing Plan                                              March 1, 1996
Adrian-Lewis, Inc. Profit Sharing Plan                                                         April 1, 1996
Business Products, Inc. 401(k) Plan                                                            April 1, 1996
Carousel Computer Solutions Thrift Plan                                                        April 1, 1996
The R3 Group 401(k) Plan                                                                       April 1, 1996
RBPI Retirement Plan                                                                           April 1, 1996
Reprotech Document Services, Inc. 401(k) Profit Sharing Plan                                   April 1, 1996
Select Office Systems, Inc. 401(k) Plan                                                        April 1, 1996
Allstate business Products, Inc. Integrated Defined Contribution Plan                            May 1, 1996
Basetec 401(k) Profit Sharing Plan                                                               May 1, 1996
Cash Lewis Company 401(k) Plan                                                                   May 1, 1996
The Clark Group Ltd. Profit Sharing Plan                                                         May 1, 1996
Cyberstar Corporation Employee Stock Ownership Plan                                              May 1, 1996
Cyberstar Corporation 401(k) Plan                                                                May 1, 1996
Decker's Inc. 401(k) Retirement Plan                                                             May 1, 1996
Diversified Business Products, Inc. Retirement Savings Plan                                      May 1, 1996
Inlander-Steinler Paper Company Profit Sharing Plan                                              May 1, 1996
Mankato Business Products, Inc. 401(k) Profit Sharing Plan                                       May 1, 1996
Miami Valley Office Products, Inc. 401(k) Profit Sharing Plan                                    May 1, 1996
Packaging Consultants & Supply Co., Inc. Profit Sharing and Incentive Savings
  Plan                                                                                           May 1, 1996
SOS Office Systems, Inc. Profit Sharing Plan                                                     May 1, 1996
Spiral Recycling, Inc. Profit Sharing Plan                                                       May 1, 1996
Western Paper Distributors, Inc. Profit Sharing Plan                                             May 1, 1996
Business Services Company of Utica, Inc. Profit Sharing Plan                                    June 1, 1996
Camadon, Inc. 401(k) Profit Sharing Plan                                                        June 1, 1996
Coordinated Business Systems Ltd. Savings Plan                                                  June 1, 1996
Corporate Graphics, Inc. Tax Deferred Retirement Plan                                           June 1, 1996
Jack Davenport Typewriter Company Profit Sharing 401(k) Plan                                    June 1, 1996
D&D Office Products, Inc. 401(k) Plan                                                           June 1, 1996
Document Services, Inc. Profit Sharing Retirement Plan                                          June 1, 1996
Quorum Corporation Profit Sharing Retirement Plan                                               June 1, 1996
RMA/Kolko Corporation Profit Sharing/401(k) Plan                                                June 1, 1996

Net assets related to the mergers in 1996 will be transferred to the Plan as soon as administratively possible.


                                                                                                          12


                          Alco Standard Corporation
                            Retirement Savings Plan

                      Assets Held for Investment Purposes

                               December 31, 1995


                                                 Description                              Current
Identity of Issue                               of Investment             Cost             Value
- ----------------------------------------------------------------------------------------------------
    Collective Short Term Investment Fund     Short-term fixed
      of The Northern Trust Company*            income investments
                                                28,875,305 units       $ 28,875,305     $ 28,875,305

    Alco Standard Corporation*                Common Stock -
                                                11,391,442 shares       258,527,092      519,734,541
    Georgia-Pacific Corporation               Common Stock -
                                                60,351 shares             5,279,677        4,141,587

    Vanguard Institutional Index Fund         Equity investments -
                                                524,822 units            29,295,184       30,402,874
    PBHG Growth Fund                          Equity investments -
                                                421,721 units             9,240,078       10,087,306
    American Funds' EuroPacific Growth        Equity investments -
      Fund                                      157,956 units             3,639,395        3,653,507

    Vanguard Investment Contract Trust        Guaranteed investment
                                                contracts -
                                                32,615,039 units         32,615,039       32,615,039
    Deutsche Bank                             Guaranteed investment
                                                contracts -
                                                25,162,835 units         25,162,835       25,162,835
    United Bank of Switzerland                Guaranteed investment
                                                contracts -
                                                10,904,557 units         10,004,557       10,004,557

Participant loans:                            Participant loans, at
                                              various interest rates
                                              ranging between 6%
                                              and 11.5%                          --       10,964,688
                                                                       -----------------------------
                                                                       $402,639,162     $675,642,239
                                                                       =============================

* Party-in-interest.

               Alco Standard Corporation Retirement Savings Plan

                            Reportable Transactions

                         Year ended December 31, 1995

                                                                                        SELLING PRICE
       IDENTITY OF                                                         PURCHASE      OR MATURITY                    NET GAIN
      PARTY INVOLVED                    DESCRIPTION OF ASSETS                PRICE          VALUE           COST        OR (LOSS)
- ----------------------------------------------------------------------------------------------------------------------------------
Category I--A single transaction in excess of 5% of plan assets
- ---------------------------------------------------------------
Connecticut General Life
  Insurance Company             Guaranteed Investment Contracts--sold
  Guaranteed Long-Term Fund     22,865,515 units                                        $ 22,865,515    $ 22,865,515   $        --

Deutsche Bank                   Deutsche Bank VG ALC-1 5.95--
                                purchased 25,000,000 units               $ 25,000,000

Category III--A series of transactions in a security issue aggregating 5% of plan assets
- ----------------------------------------------------------------------------------------
Alco Standard Corporation*      Common stock--purchased 1,499,238
                                shares and sold 1,398,617 shares
                                in multiple transactions.                  53,534,266     51,889,707      24,797,605    27,092,112

Connecticut General Life        Guaranteed Investment Contract--
  Insurance Company             purchased 1,166,174 units and sold
  Guaranteed Long-Term Fund     31,201,988 units in multiple
                                transactions                                1,166,174     31,201,988      31,201,988            --

Deutsche Bank                   Deutsche Bank VG ALC-1 5.95--purchased
                                25,166,800 shares in 3 transactions;
                                sold 3,965 shares in 1 transaction         25,166,800          3,965           3,965            --

Collective Short Term           Short-term fixed income investments--
  Investment Fund of The        purchased 181,603,666 and sold
  Northern Trust Company*       155,501,247 units in multiple
                                transactions                              181,603,666    155,501,247              --            --


Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category II or IV reportable transactions during 1995.

* Party-in-interest.


14